EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related prospectus of Star Scientific, Inc. and Subsidiary for the registration of 7,200,000 shares of its common stock and to the incorporation by reference therein of (i) our report, dated March 16, 2005, with respect to the consolidated financial statements of Star Scientific, Inc. included in its Annual Report on Form 10-K, for the year ended December 31, 2004 and (ii) our report, dated April 26, 2005, with respect to Star Scientific, Inc. management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, included in the Amended Annual Report on Form 10-K/A of Star Scientific, Inc. for the year ended December 31, 2004.

/s/ Aidman, Piser & Company, P.A.
Tampa, Florida
April 28, 2005